June 7, 2017
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as Amended
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Keysight Technologies, Inc. has made a disclosure pursuant to those provisions in its quarterly report on Form 10-Q for the quarter ended April 30, 2017, which was filed with the Securities and Exchange Commission on June 7, 2017.

Respectfully submitted,

Keysight Technologies, Inc.
/s/ Neil Dougherty
Neil Dougherty
Senior Vice President and Chief Financial Officer